SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

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www.skadden.com

August 16, 2019

BY HAND AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn: Amanda Ravitz

Re:                             SmileDirectClub, Inc.

Amendment to Draft Registration Statement on Form S-1

Submitted August 8, 2019

CIK No. 0001775625

On behalf of our client, SmileDirectClub, Inc., a Delaware corporation (the “Company”), we hereby provide responses to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 15, 2019 (the “Comment Letter”) with respect to the above-referenced Amendment to the Draft Registration Statement on Form S-1 confidentially submitted to the Commission on August 8, 2019, (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system, the Registration Statement on Form S-1 (the “Registration Statement”) in response to the Staff’s comments and to reflect certain other changes. For the Staff’s convenience, we will also deliver by hand three copies of the Amendment marked to show changes from the August 8, 2019, Draft Registration Statement.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold and italics below. All references to page numbers and captions (other than those in the Staff’s comments and unless otherwise stated) correspond to the page numbers and captions in the Amendment.

Our Company, page 1

1.                                      We note your response to prior comment 1. However, it remains unclear whether your 90% figure addresses only mild-to-moderate malocclusion or extends to severe malocclusion. In addition, it remains unclear whether your addressable market figures incorporate your 90% addressable market figure and how income demographics was determined. Revise to clarify. Also, please address in your response the portion of prior comment 1 relating to how you determined the size of the direct-to-consumer clear aligners market and your current market share of 95%. Furthermore, it does not appear revisions were made to pages 76, 91, and 92 as your response indicates. Please advise.

In response to the Staff’s comment regarding market opportunity, the Company has revised the disclosure on pages 1, 2, 81, 99, and 100 of the Registration Statement. In response to the Staff’s comment regarding the Company’s addressable market, the Company has revised the disclosure on pages 3, 101, and the TAM graphic prior to the table of contents of the Registration Statement to refer to the Frost & Sullivan report that calculated the addressable market based on population, percentage of people with malocclusion, and income and age demographics. The Company respectfully directs the Staff’s attention to pages 100 and 101 of the Registration Statement for a further description of the Frost & Sullivan report on the addressable market. In response to the Staff’s comment regarding market share, the Company respectfully advises the Staff that disclosure regarding the 95% market share of the direct-to-consumer aligner industry has been deleted on pages 1, 81 and 99; however, based on published data from competitors regarding number of patients served, the Company believes that it is by far the leading player in the industry and has revised the disclosure on pages 1, 81, and 99 accordingly to clarify that the Company believes it is the leading player in the industry. Finally, the Company respectfully advises the staff that there were changes made on the pages referenced above in the Company’s Draft Registration Statement filed on August 2, 2019.

2.                                      Please expand your response to prior comment 3 to clarify how the Smile Guarantee utilized in the case of severe malocclusion where further improvement is not possible within the treatment parameters. Would the member receive a refund? Also, reconcile your response that you have treated a significant number of members with severe malocclusion with your disclosure that you are investing in aligner products to treat malocclusion beyond mild-to-moderate. In this regard, it remains unclear whether your currently have products with regulatory approval to treat severe malocclusion.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Smile Guarantee is a refund program offered to all members and is not impacted by the treatment parameters. If a member is not satisfied for any reason, a member can ask for a refund. Members who request a refund within the first 30 days of treatment receive a full refund, regardless of the basis or lack of basis for the refund request. Members who request a refund after 30 days receive a pro rata refund based on aligners used to date, again regardless of the basis or lack of basis for the refund request. The Company’s refund program is not impacted by the treatment parameters, and the Company does not make any determination regarding treatment progress in offering refunds to members. The Company further advises the Staff that, as disclosed in the Registration Statement, and based on the changes noted in its response to Comment 1 above, the Company’s clear aligner treatment can currently improve, to some extent, the teeth alignment of over 90% of people with malocclusion.

Results of Operations, page 82

3.                                      Please revise your interim period results of operations discussion to also describe the material changes that resulted in the loss on extinguishment of debt expenses. Refer Item 303(b)(2) of Regulation S-K.

In response to the Staff’s comment, the Company has added disclosure on page 87 of the Registration Statement.

General and Administrative Expenses, page 83

4.                                      Provide additional details about how you were able to more effectively leverage fixed costs. As part of your discussion, please address the apparent elimination of legal fees, in light of the fact that you incurred $10.2 million in legal fees for the year ended December 31, 2018.

In response to the Staff’s comment, the Company has added disclosure on page 87 of the Registration Statement.

* * * * *

Please contact me at (212) 735-3574 or David.Goldschmidt@skadden.com if the Staff has any questions or requires additional information.

Very truly yours,

/s/ David J. Goldschmidt

cc:  David Katzman, Chief Executive Officer and President, SmileDirectClub, Inc.

Marc Jaffe, Esq., Latham & Watkins LLP

Stelios Saffos, Esq., Latham & Watkins LLP